EXHIBIT 99.1 TO FORM 4

Explanation of Responses:

(1)

On March 31, 2021, Horton Capital Partners Fund, LP, a Delaware limited partnership (“HCPF”), was granted 1,775 shares of Repro Med Systems, Inc. (the “Issuer”) common stock (“Common Stock”) in consideration for Mr. Manko’s service as a Director of the Issuer for the quarter ended March 31, 2021.

(2)

This Form 4 is filed jointly by Horton Capital Management, LLC, a Delaware limited liability company (“HCM”), Horton Capital Partners LLC, a Delaware limited liability company (“HCP”), HCPF, and Joseph M. Manko, Jr. Pursuant to investment advisory agreements, HCM maintains investment and voting power with respect to shares of Common Stock of the Issuer held by HCPF and Horton Freedom, L.P., a Delaware limited partnership (“Horton Freedom”). However, despite the delegation of investment and voting power to HCM, HCP may be deemed to be the beneficial owner of such Common Stock because, in the event HCM’s investment advisory agreement with respect to such Common Stock is terminated, HCP has the right to assume HCM’s discretionary investment and voting authority with respect to such Common Stock. HCP is the general partner of HCPF and Horton Freedom. Mr. Manko is the managing member of both HCM and HCP. On March 30, 2021, a separately managed account (“SMA”) client terminated its investment advisory agreement with HCM (the “SMA Termination”). As a result, HCM no longer has discretionary investment nor voting authority with respect to the 1,123,110 shares of Common Stock held by such SMA client. Following the SMA Termination, there are no shares of Common Stock held in SMAs managed by HCM.

The filing of this statement shall not be construed as an admission (a) that the person filing this statement is, for the purposes of Section 16 of the Securities Exchange Act of 1934, as amended, the beneficial owner of any equity securities covered by this statement, or (b) that this statement is legally required to be filed by such person.